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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          KEY PRODUCTION COMPANY, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                     84-1089744
(State of incorporation or organization)       (IRS Employer Identification No.)


  707 SEVENTEENTH STREET, SUITE 3300
             DENVER, COLORADO                                  80202
(Address of principal executive offices)                     (Zip Code)


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

         Title of each class                    Name of each exchange on which
         to be so registered:                   each class is to be registered:

     Rights to Purchase Common Stock              New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is to become effective pursuant to General Instruction A.(c), please check the following box. /x/

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /

Securities Act registration statement file number to which this form relates:
Not applicable


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None
                                (Title of Class)
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

DISTRIBUTION OF RIGHTS: On February 23, 2002, the Board of Directors (the "Board") of Key Production Company, Inc. (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $.25 per share (the "Common Shares"), of the Company. The dividend is payable on March 7, 2002 (the "Record Date") to the shareholders of record on the close of business on that date. The Board also authorized the issuance of one Right for (i) each Common Share that shall become outstanding between the Record Date and the earlier of the Distribution Date (as hereinafter defined) or the redemption or Final Expiration Date (as hereinafter defined) of the Rights and (ii) in certain cases, each Common Share that becomes outstanding after the Distribution Date and prior to the redemption or Final Expiration Date of the Rights. Each Right entitles the registered holder to purchase from the Company one Common Share of the Company at a price of $70 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and A.G. Edwards & Sons, Inc., as Rights Agent (the "Rights Agent").

EXERCISE OF RIGHTS: The Rights are not exercisable until the Distribution Date. The "Distribution Date" will generally occur upon the earlier of (i) ten business days following (a) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares (subject to certain exceptions) or (b) an earlier date as a majority of the Board of Directors shall become aware of the existence of the Acquiring Person and (ii) ten business days following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (subject to certain exceptions). A Distribution Date shall not occur as a result of (1) the execution and delivery of an agreement and plan of merger or other business combination agreement to which the Company and Helmerich & Payne, Inc., a Delaware corporation ("H&P") or certain other related entities are parties, or (2) the consummation of a merger or similar transaction involving H&P or other related entities (an "H&P Merger").

RIGHTS CERTIFICATES: Until the Distribution Date, the Rights will be evidenced by Common Share certificates and no separate Rights Certificates will be distributed. All Common Share certificates outstanding as of the Record Date will evidence the Rights related thereto and any new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date, the Rights will be transferred with and only with the Common Shares, and the surrender for transfer of any Common Share certificate, with or without a notation referencing the Rights Agreement, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights will separate from the Common Shares on the Distribution Date. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the

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close of business on the Distribution Date (except as provided in the Rights
Agreement), and thereafter, such separate Right Certificates alone will evidence the Rights.

ANTI-TAKEOVER PROVISIONS: In the event any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be null and void for all purposes of the Rights Agreement), shall thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (unless the Rights are earlier redeemed, exchanged or expired as described below). Under some circumstances, in lieu of Common Shares, other equity and debt securities, property, cash or combinations thereof, including combinations with Common Shares, may be issued upon payment of the exercise price if of equal value to the number of Common Shares for which the Right is exercisable. Rights are not exercisable until such time as the Rights are no longer redeemable by the Company as described below.

In the event, following the first date of the earlier of a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or a majority of the Board of Directors becoming aware of the existence of an Acquiring Person (a "Shares Acquisition Date"), (i) the Company is, in effect, acquired in a merger or other business combination transaction in which the Common Shares are changed or exchanged or in which the Company is not the surviving corporation or (ii) 50% or more of the Company's consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by an Acquiring Person or any affiliate or associate thereof (which will be null and void as described above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or in certain cases, an affiliate of the acquiring company) which at the time of such transaction will have a market value of two times the exercise price of the Right (unless the Rights are earlier redeemed, exchanged or expired as described below).

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of affiliated or associated persons who attempts to acquire the Company on terms that have not been approved by the Company's Board. The Rights should not interfere with any merger or other business combination approved by the Board because the Rights may be redeemed by the Company at any time prior to the close of business on the tenth business day after the Shares Acquisition Date as described below.

REDEMPTION OF RIGHTS: At any time prior to the close of business on the tenth business day after the Shares Acquisition Date (or, if the Shares Acquisition Date shall have occurred prior to the Record Date, the close of business on the tenth business day following the Record Date), the Board may redeem the Rights in whole, but not in part, at a price of $.01 per right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. Immediately upon the action of the Board ordering the redemption of the Rights or at such other time as may be specified by the Board when it orders redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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EXCHANGE OF RIGHTS. At any time after a person or group has become an Acquiring
Person and prior to the acquisition by any person or group of 50% or more of the then outstanding Common Shares, the Board, at its option, may exchange Common Shares for the Rights (other than Rights that have become null and void as described above), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

EXPIRATION OF RIGHTS: The Rights will expire upon the earliest of (a) February 25, 2012 and (b) immediately prior to the effective time of an H&P Merger (the earliest of such times being herein referred to as the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

ADJUSTMENTS: The Purchase Price and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights, options or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into or exercisable for Common Shares with a conversion or exercise price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price (subject to certain exceptions).

The Company is not required to issue fractional Rights or fractional interests in Common Shares upon exercise of Rights. In lieu thereof, an adjustment in cash will be made based on the then current market value (as determined in accordance with the Rights Agreement) of the Rights or Common Shares, as applicable.

AMENDMENT OF THE RIGHTS: The terms of the Rights may be amended by the Board without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and such terms may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner that the Company may deem necessary or desirable. After the Distribution Date, the terms of the Rights may be amended (other than to cure ambiguities or correct or supplement defective or inconsistent provisions) only so long as such amendment shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person in whose hands Rights are void).

NO STOCKHOLDER RIGHTS: Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

RIGHTS AGREEMENT: A copy of the Rights Agreement, which includes the form of Rights Certificate as Exhibit A thereto, has been filed as an exhibit to this Registration Statement

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and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2. EXHIBITS.

     1. Rights Agreement, dated February 25, 2002, between the Company and A.G. Edwards & Sons, Inc., which includes as Exhibit A thereto the form of Rights Certificate.


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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        KEY PRODUCTION COMPANY, INC.


                                        By: /s/ Paul Korus
                                            ---------------------------------
                                        Name:  Paul Korus
                                        Title: Vice President and Chief
                                               Financial Officer



Date: February 25, 2002